L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

October 15, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	L&F Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 9, 2020
CIK No. 0001823575

Ladies and Gentlemen:

This letter sets forth responses of L&F Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 1, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted September 9, 2020

Warrants, page 125

1.          Staff’s comment: Please expand the disclosure in this section to briefly discuss the exclusive forum provision mentioned on page 57.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 131.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Gerchen

Adam Gerchen Chief Executive Officer

Via E-mail:
cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP
Gregg A. Noel
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP